First Trust Enhanced 130/30 Large Cap Index

Index Methodology

1. Start with the largest 2500 U.S. traded stocks excluding American Depository Receipts (ADRs), limited partnerships, real estate investment trusts (REITs), registered investment companies, and royalty companies as of the close on the selection date (the last business day of each calendar quarter).

2. Rank all stocks from step 1 on both growth and value factors. The four growth factors are 3-, 6- and 12-month price appreciation, and 1-year sales growth. The three value factors are book value to price, cash flow to price and return on assets.

3. Stocks are ranked separately on the sum of ranks for both growth and value factors. Stocks are then assigned the best of their growth or value ranks as their long selection score.

4. The short selection score is determined by a combination of five factors, which are 3- and 6-month price appreciation, book value to price, cash flow to price and return on assets. Stocks are ranked on the sum of ranks for this group of factors. This ranking becomes the short selection score for each stock.

5. Stocks that are at least as large as the smallest stock in the largest 20% of NYSE listed stocks (NYSE listed stocks excluding ADRs, limited partnerships, registered investment companies, and royalty companies) are considered large cap. Only large cap stocks that have traded at least 500,000 shares in each of the last six calendar months previous to the selection date are considered the "large cap universe" and are eligible for inclusion in either the long or short component. All other stocks are ineligible for inclusion in either the long or short component.

6. Rank all eligible stocks in the large cap universe based on their long selection score from step 3. The top scoring 30% will comprise the long portfolio on an equally weighted basis.

7. Rank all eligible stocks in the large cap universe based on their short selection score from step 4. The worst scoring 30% of the large cap universe will comprise the preliminary short portfolio. The final short portfolio will be comprised of the stocks selected in the preliminary short portfolio that have a short interest to common shares outstanding ratio of .10 or less. All stocks in the final short portfolio will be equally weighted.

8. Using the proceeds from the short sale of the short portfolio, the long portfolio will be leveraged such that the ratio of the total weight of the long portfolio to the total weight of the short portfolio will initially approximate 1.30 to .30 after each quarterly rebalance.

When applicable, index changes will be announced at least two business days prior to effectiveness on http://www.amextrader.com. The information on the website is not incorporated by reference herein. We make no representation or warranty as to the accuracy or completeness of information contained on this website.

Index Selection Process



First Trust Enhanced 130/30 Large Cap Index

The First Trust Enhanced 130/30 Large Cap Index is a modified equal weighted total return index designed to offer 130% long and 30% short exposure to selected large capitalization U.S. publicly traded equity securities through the application of a disciplined, objective investment methodology. The Index had a benchmark value of 1,000.00 on the close of trading December 31, 2007. The Index was created and is owned by First Trust Advisors L.P., which also owns the service mark First Trust Enhanced 130/30 Large Cap Index. A patent application relating to the Index and its stock selection method is pending.

Quarter-End Performance

	Quarter	1 Yr.	3 Yr.	5 Yr.
First Trust 130/30 Enhanced Large Cap Index	-11.70%	10.60%	18.60%	24.56%
S&P 500 Index	-9.44%	-5.08%	5.85%	11.32%

The correlations, chart and table above and below are provided for informational purposes only. The hypothetical levels of the Index are not indicative of future performance of the Index.

Performance data quoted represents hypothetical back-tested performance, which is no guarantee of future results. The actual performance of the Index over any time period may bear little relation to the historical back-tested data above. In particular, there can be no assurance that the Index will outperform any index presented herein for comparison or any other financial measure at any given day or over any given period.

Index Data

Ticker	FTLCTR
Number of Stocks	204
Total Long Exposure	111
Total Short Exposure	93
Median Market Cap.	$18.14 Billion
Maximum Market Cap.	$369.64 Billion
Minimum Market Cap.	$1.53 Billion
Price/Earnings*	14.67
Price/Book*	2.04
Price/Cash Flow*	7.49
Price/Sales*	1.27

The graph to the right sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested monthly Index value from December 31, 1996 through March 31, 2008. The actual initial Index calculation date was April 22, 2008. The hypothetical back-tested levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index value on any date. The data for the hypothetical back-tested performance of the Index set forth in the graph was calculated on materially the same basis on which the performance of the Index is now calculated.

5-Year Index Statistics

	Standard Deviation[1,2]	Alpha[2]	Beta[2]	Sharpe Ratio[2]	Correlation[1,2]	Information Ratio[2]
First Trust 130/30 Enhanced Large Cap Index	13.83%	11.45%	1.06	1.43	.70	1.21
S&P 500 Index	9.18%	—	1.00	.86	1.00	—

Index Growth of $10,000 — 12/31/1996 – 3/31/08

- First Trust 130/30 Enhanced Large Cap Index — $62,834
- S&P 500 Index — $21,444



[1] Based on monthly returns annualized over a 5-year period. The historical correlations and standard deviations relative to the S&P 500 Index shown above may not be indicative of future correlations and standard deviations. Future correlations and standard deviations may be greater or lesser than those experienced in the past.

[2] **Standard Deviation** is a measure of price variability (risk). **Alpha** is an indication of how much an investment outperforms or underperforms on a risk-adjusted basis relative to its benchmark. **Beta** is a measure of price variability relative to the market. **Sharpe Ratio** is a measure of excess reward per unit of volatility. **Correlation** is a measure of the similarity of performance. **Information Ratio** is a measure of a strategy's performance against risk and return relative to a benchmark or alternative measure.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that in the future the Index will or is likely to perform as shown above. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The hypothetical historical performance data set forth above represents a simulation of past performance, which is no guarantee of future results.

Each issuer will have filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the offering that the issuer has filed with the SEC for more complete information about the issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any agent or any dealer participating in an offering will arrange to send you the prospectus, each prospectus supplement, and any other document related to the offering if you so request by calling toll-free (866) 848-9727.

*Weighted average of Index components

For more information, visit our Web site:
www.ftportfolios.com

First Trust
1001 Warrenville Road
Lisle, Illinois 60532
1-866-848-9727
www.ftportfolios.com